FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

August 13, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On August 13, 2003, NovaGold Resources Inc. and SpectrumGold Inc. jointly announced that NovaGold had acquired Quest Capital Corp’s 16.3% interest in SpectrumGold. Planning is underway for the initial 6,000 foot Galore Creek exploration program. A 10,000 foot drill program has been initiated at McQuesten Gold Project in the Yukon. A joint conference call is scheduled for Wednesday, August 13, 2003 at 4:30 PM EST.

Item Five - Full Description of Material Change

NovaGold Resources Inc (TSX: NRI) has purchased 2,284,425 shares or approximately 16.3% of the total issued and outstanding common shares of SpectrumGold Inc. from Quest Capital Corporation for C$1.7 million in cash in a private transaction. This brings NovaGold’s total interest in SpectrumGold to 8,284,425 shares or approximately 59% of the issued and outstanding common shares of SpectrumGold.

NovaGold’s purpose in completing this transaction was to increase its ownership in SpectrumGold and to allow NovaGold to consolidate its interest in SpectrumGold as a subsidiary for future financial reporting. NovaGold currently has no future intention to acquire ownership or control over additional securities of SpectrumGold. However, NovaGold may acquire or sell securities of SpectrumGold in the future.

As previously announced on August 11th, SpectrumGold has signed an agreement with subsidiaries of Rio Tinto plc and Anglo American plc to acquire a 100% interest in the 5 million ounce gold-silver-copper Galore Creek deposit located in northwestern British Columbia, Canada. Under the terms of the agreement, SpectrumGold has an option to acquire a 100% interest in the project by completing a pre-feasibility study and making payments to the parties totaling US$20.3 million within a period of 8 years. During the first three years of the agreement SpectrumGold will make payments totaling US$300,000, with US$20 million to be paid over the subsequent 5 years, at which time the company will own a 100% interest in the project with no retained royalties or back-in rights.

Galore Creek is one of the largest and highest grade alkalic intrusive-related gold-silver-copper deposits in North America. Based on the extensive historic work carried out by Rio Tinto and Anglo American from the early 1960’s through 1991, management believes that the system remains open and that the exploration concept would be to outline a resource of 80-150 million tonnes of material with bulk grades exceeding 2.0 to 3.0 g/t gold equivalent within the larger mineralized system.

SpectrumGold has initiated an on site exploration program focused on developing a new geologic model for the project through detailed re-logging of the existing core and an initial 6,000 foot program of core drilling. The initial due diligence work on the project has led to a reinterpretation that Galore Creek is not a classic porphyry occurrence but rather a higher-grade alkalic intrusive-related deposit with the bulk of the mineralization associated with sulfide–rich replacement of favorable volcanic units. This re-interpretation provides the framework for a higher-grade more select mining approach on the project. A major drill campaign is anticipated for the 2004 field season to test new targets and confirm this new geologic interpretation.

With the acquisition of control of SpectrumGold, NovaGold now controls 25 million ounces of gold in five projects, representing a 24% increase in net attributable ounces. With a positive construction decision by Placer Dome at Donlin Creek, NovaGold’s share of gold resources will remain 15 million ounces of unhedged gold.

A 10,000 foot core drill program is underway at the McQuesten gold project located in the Keno Hill Mining District outside of Mayo, Yukon. Upon completion of this drill program, SpectrumGold will earn a 70% interest in the property from Eagle Plains Resources (TSX-V: EPL). A series of priority drill targets based on airborne geophysical anomalies, trenching and auger geochemistry will be drilled as part of the exploration program to test the potential for a multi-million ounce gold system. Results of the program will be reported later this fall after they are finalized.

Also in the Yukon, SpectrumGold is in the process of completing a major geologic compilation effort at the Brewery Creek property, a former heap leach oxide gold mining operation, located in the Dawson Mining District. The property has a 15 kilometer long mineralized trend with similar geologic characteristics to NovaGold’s 25 million ounce Donlin Creek project in Alaska. Previous work on the property focused only on near surface oxide gold targets. The company is completing a detailed review of the project geology including detailed structural mapping to evaluate the potential for a multi-million-ounce Donlin Creek style sulfide gold target.

A joint NovaGold – SpectrumGold conference call and webcast to discuss the companies’ plans, priorities and NovaGold’s second quarter financial results, will be held on Wednesday, August 13th, 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-695-6120 or toll free at 1-888-789-0089. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net.

The call will also be available for replay until August 20th, 2003 by calling 416-252-1143 or 1-866-518-1010. The webcast link will also be archived on the NovaGold website.

SpectrumGold is a new precious metals exploration company focused in Western Canada. The company is operated by the NovaGold Management Team and NovaGold is the largest shareholder of the new company with current ownership of 59% of the issued shares. SpectrumGold currently has C$1.5 million in cash with an additional C$1.35 million held in escrow to be released subject to listing SpectrumGold on a Canadian stock exchange. SpectrumGold currently has 14 million shares issued and is anticipated to have approximately 17.4 million shares outstanding upon release of the funds to SpectrumGold from escrow.

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral assets. NovaGold is now advancing five million-plus-ounce gold deposits in Alaska and Western Canada toward production including the 25 million ounce Donlin Creek Project in partnership with Placer Dome. NovaGold has 42.7 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). The Company’s financial reports and other information are available online at: www.novagold.net.

NovaGold will file a corresponding report of the acquisition of SpectrumGold shares with the applicable securities regulatory authorities in accordance with applicable securities legislation. A copy of the report can be obtained by contacting either of the representatives of NovaGold named in the press release.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 15th day of August, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

Joint News Release

NovaGold Acquires Controlling Interest In SpectrumGold

August 13th, 2003,Vancouver - NovaGold Resources Inc. and Spectru Gold Inc.

Highlights

  NovaGold acquires Quest Capital Corp's 16.3% interest in SpectrumGold
  Planning underway for initial 6,000 foot Galore Creek exploration program.
  10,000 foot drill program initiated at McQuesten Gold Project in the Yukon.
  Joint Conference Call Scheduled for Wednesday, August 13, 2003 aat 4:30 PM EST.

NovaGold Acquires Quest Capital's 16.3% Interest in SpectrurnGold

NovaGold Resources Inc (TSX: NRI) has purchased 2,284,425 shares or approximately 16.3% of the total issued and outstanding common shares of SpectrumGold Inc. from Quest Capital Corporation for C$1.7 million in cash in a private transaction. This brings NovaGold's total interest in SpectrumGold to 8,284,425 shares or approximately 59% of the issued and outstanding common shares of SpectrumGold.

NovaGold's purpose in completing this transaction was to increase its ownership in SpectrumGold and to allow NovaGold to consolidate its interest in SpectrumGold as a subsidiary for future financial reporting. NovaGold currently has no future intention to acquire ownership or control over additional securities of SpectrumGold. However, NovaGold may acquire or sell securities of SpectrumGold in the future.

As previously announced on August 11th, SpectrumGold has signed an agreement with subsidiaries of Rio Tinto plc and Anglo American plc to acquire a 100% interest in the 5 million ounce gold-silvercopper Galore Creek deposit located in northwestern British Columbia, Canada. Under the terms of the agreement, SpectrumGold has an option to acquire a 100% interest in the project by completing a pre-feasibility study and making payments to the parties totaling US$20.3 million within a period of 8 years. During the first three years of the agreement SpectrumGold will make payments totaling US$300,000, with US$20 million to be paid over the subsequent 5 years, at which time the company vvill own a 100% interest in the project with no retained royalties or back-in rights.

Galore Creek is one of the largest and highest grade alkalic intrusive-related gold-silver-copper deposits in North America. Based on the extensive historic work carried out by Rio Tinto and Anglo American from the early 196's through 1991, management believes that the system remains open and that the exploration concept would be to outline a resource of 80-150 million tonnes of material with bulk grades exceeding 2.0 to 3.0 g/t gold equivalent within the larger mineralized system.

SpectrumGold has initiated an on site exploration program focused on developing a new geologic rnodal for the project through detailed re-logging of the existing core and an initial 6,000 foot program of core drilling. The initial due diligence work on the project has led to a re-interpretation that Galore Creek is not a classic porphyry occurrence but rather a higher-grade alkalic intrusive-related deposit with the bulk of the mineralization associated with sulfide-rich replacement of favorable volcanic units. This re-interpretation provides the framework for a higher-grade more select mining approach on the project. A major drill campaign is anticipated for the 2004 field season to test new targets and confirm this new geologic interpretation.

With the acquisition of control of SpectrumGold, NovaGold now controls 25 million ounces of gold in five projects, representing a 24% increase in net attributable ounces. With a positive construction decision by Placer Dome at Donlin Creek, NovaGold's share of gold resources will remain 15 million ounces of unhedged gold.

Exploration Initiated at McQuesten and Brewery Creek Gold Projects

A 10,000 foot core drill program is underway at the McQuesten gold project located in the Keno Hill Mining District outside of Mayo, Yukon. Upon completion of this drill program, SpectrumGold will earn a 70% interest in the property from Eagle Plains Resources (TSX-V: EPL). A series of priority drill targets based on airborne geophysical anomalies, trenching and auger geochemistry will be drilled as part of the exploration program to test the potential for a multi-million ounce gold system. Results of the program will be reported later this fall after they are finalized.

Also in the Yukon, SpectrumGold is in the process of completing a major geologic compilation effort at the Brewery Creek property, a former heap leach oxide gold mining operation, located in the Dawson Mining District. The property has a 15 kilometer long mineralized trend with similar geologic characteristics to NovaGold's 25 million ounce Donlin Creek project in Alaska. Previous work on the property focused only on near surface oxide gold targets. The company is completing a detailed review of the project geology including detailed structural mapping to evaluate the potential for a multi-million-ounce Donlin Creek style sulfide gold target.

Conference Call Scheduled for Wednesday, August 13th

A joint NovaGold - SpectrumGold conference call and webcast to discuss the companies' plans, priorities and NovaGold's second quarter financial results, will be held on Wednesday, August 13th , 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-695-6120 or toll free at 1-888-789-0089. Live audio of the conference call will be simultaneously broadcast via NovaGold's website at www.novagold.net.

The call will also be available for replay until August 20th , 2003 bby calling 416-252-1143 or 1-866-518-1010. The webcast link will also be archived on the NovaGold website.

About SpectrumGold

SpectrumGold is a new precious metals exploration company focused in Western Canada. The company is operated by the NovaGold Management Team and NovaGold is the largest shareholder of the new company with current ownership of 59% of the issued shares. SpectrumGold currently has C$1.5 million in cash with an additional C$1.35 million held in escrow to be released subject to listing SpectrumGold on a Canadian stock exchange. SpectrumGold currently has 14 million shares issued and is anticipated to have approximately 17.4 million shares outstanding upon release of the funds to SpectrumGold from escrow.

About NovaGold

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality rnineral assets. NovaGold is now advancing five million-plus-ounce gold deposits in Alaska and Western Canada toward production inducing the 25 million ounce Donlin Creek Project in partnership with Placer Dome. NovaGold has 42.7 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). The Company's financial reports and other information are available online at: www.novagold.net.

NovaGold will file a corresponding report of the acquisition of SpectrumGold shares with the applicable securities regulatory authorities in accordance with applicable securities legislation. A copy of the report can be obtained by contacting either of the representatives of NovaGold named below.

For more information on NovaGold or SpectrumGold contact:

Greg Johnson, Vice President	Don MacDonald, Sr Vice President & CFO
E-mail: Greg.Johnson@NovaGold.net	E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227